Filed by Viking Energy Royalty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Commission File No.: 000-50328
                                      Subject Company: Calpine Natural Gas Trust


         On December 8, 2004, Viking Energy Royalty Trust posted a presentation relating to its proposed combination with Calpine Natural Gas Trust to its web-site and began to present it to certain investors. The text of the presentation follows:


--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


                                 COMBINATION OF

                           VIKING ENERGY ROYALTY TRUST
                                       AND
                            CALPINE NATURAL GAS TRUST

                                 DECEMBER 2004


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


FORWARD LOOKING STATEMENT

         CERTAIN INFORMATION SET FORTH IN THIS PRESENTATION, INCLUDING MANAGEMENT'S ASSESSMENT OF FUTURE PLANS AND OPERATIONS, CONTAINS FORWARD-LOOKING STATEMENTS. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, SOME OF WHICH ARE BEYOND VIKING'S AND CNG TRUST'S CONTROL, INCLUDING THE IMPACT OF GENERAL ECONOMIC CONDITIONS, INDUSTRY CONDITIONS, VOLATILITY OF COMMODITY PRICES, CURRENCY FLUCTUATIONS, IMPRECISION OF RESERVE ESTIMATES, ENVIRONMENTAL RISKS, COMPETITION FROM OTHER INDUSTRY PARTICIPANTS, PERFORMANCE OF CERTAIN OBLIGATIONS BY THIRD PARTIES, THE LACK OF AVAILABILITY OF QUALIFIED PERSONNEL OR MANAGEMENT, STOCK MARKET VOLATILITY AND ABILITY TO ACCESS SUFFICIENT CAPITAL FROM INTERNAL AND EXTERNAL SOURCES. READERS ARE CAUTIONED THAT THE ASSUMPTIONS USED IN THE PREPARATION OF SUCH INFORMATION, ALTHOUGH CONSIDERED REASONABLE AT THE TIME OF PREPARATION, MAY PROVE TO BE IMPRECISE AND, AS SUCH, UNDUE RELIANCE SHOULD NOT BE PLACED ON FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENT COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS AND, ACCORDINGLY, NO ASSURANCE CAN BE GIVEN THAT ANY OF THE EVENTS ANTICIPATED BY THE FORWARD-LOOKING STATEMENTS WILL TRANSPIRE OR OCCUR, OR IF ANY OF THEM DO SO, WHAT BENEFITS WILL DERIVE THERE FROM. VIKING AND CNG TRUST DISCLAIM ANY INTENTIONS OR OBLIGATIONS TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

IT IS EXPECTED THAT VIKING WILL FILE A REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CNG TRUST WILL MAIL AN INFORMATION CIRCULAR TO CNG TRUST UNITHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH INVESTORS SHOULD READ CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. THE REGISTRATION STATEMENT, INCLUDING THE INFORMATION CIRCULAR AND ALL OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV. IN ADDITION, THE INFORMATION CIRCULAR AND CERTAIN OTHER DOCUMENTS WILL BE MADE AVAILABLE TO INVESTORS AT NO EXPENSE TO THEM BY CALLING OR WRITING TO THE CONTACTS REFERRED TO IN THIS PRESENTATION.

NOTE Numbers in Canadian dollars

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


TRANSACTION OVERVIEW

>>    Each CNG Trust unit exchanged for 2.0 Viking units
      >>   Exchange ratio reflect market-to-market trading

>>    Tax-deferred rollover available for Canadian residents

>>    No disruption in monthly distributions to CNG Trust unitholders

>>    Pro forma entity to be managed by Viking management

>>    No Viking unitholder approval required

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


PROPOSED TIMING OF CNG TRUST APPROVAL

>>   Information circular to CNG Trust unitholders in December 2004

>>   CNG Trust meeting/vote to be held on January 27, 2005

>>   Transaction to close on or about February 1, 2005

>>   Typical regulatory approvals required

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


TRANSACTION RATIONALE

>>   "Win-Win" opportunity for both CNG Trust and Viking

>>   Achieves increased efficiency
     >>   G&A costs per boe reduced to ~$1.30
     >>   Levers Viking's technical skills over larger asset base

>>   Improved portfolio of internal growth opportunities
     >>   Levers Viking's technical skills

>>   Creates entity with critical mass
     >>   Pro forma market cap > $1.1 billion
     >>   Improved financial flexibility for future acquisitions
     >>   Increased liquidity should reduce cost of capital

>>   Pro forma production profile 50% oil - 50% natural gas

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


                            A "WIN-WIN" COMBINATION

---------------------------------------------------------------------------------------
VIKING                                                  CNG TRUST
---------------------------------------------------------------------------------------
o Accretive to Cash Flow / unit         o Increases monthly distributions by $0.01
o Accretive to production / unit        o Accretive to reserves / unit
o Improves internal growth prospects.   o Extends Reserve Life Index
o Timely trade of oil exposure          o Avoids building redundant organization
o Ease of combining the organizations   o Enhanced research coverage
o Balanced oil / gas profile

---------------------------------------------------------------------------------------

                        NON-RESIDENT OWNERSHIP LESS THAN 20%

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


                          OVERVIEW OF COMBINED ENTITY

-------------------------------------------------------------------------------------------------------------
                                      VIKING                     CALPINE                   COMBINED
                                      ------                     -------                   --------
Capitalization Units Issued           110 mm                      27 mm                     164 mm
  Price Nov 23/04                      $7.00                     $14.30
  Market Cap                          $770 mm                    $386 mm                   $1,156 mm
Net Debt                              $131 mm                    $69 mm                     $200 mm
Debt/Total Cap                          19%                        18%                        19%
Distributions                      $0.96 / unit               $1.80 / unit               $0.96 / unit
Yield                                  13.7%                      12.6%
Taxable Status'04                      ~65%                       ~40%                       ~55%
-------------------------------------------------------------------------------------------------------------
Production                          15,375 boe                  7,338 boe                 22,713 boe
P+P reserves                        55.1 mmboe                 21.7 mmboe                 76.7 mmboe
Res Life Index                          9.8                        8.1                        9.3
Undevel Land                        156 m acres                48 m acres                 204 m acres
-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


                              COMBINED ASSET BASE


>>   Light oil and sweet natural gas production profile

>>   Reserve Life Index in excess of 9 years

>>   Oil to natural gas production equally weighted

>>   High percentage of operated production (~80%)

>>   Significant operational synergies

>>   Attractive development upside

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


THE VIKING ASSET BASE

>>   Viking levered to oil in Central Alberta

>>   Development focused on operational efficiencies


[GRAPHIC OF MAP OMITTED]

PRODUCTION
(Three months ended Sept. 30, 2004)
  Total (boe/d)                                      15,375
  % Gas                                                  35%

RESERVES(1)
  Proved (MMboe)                                       43.1
  P+P (MMboe)                                          55.1

UNDEVELOPED LAND
  Net acres                                         156,000

OPERATORSHIP                                            ~85%

Note 1: Company Working Interest Reserves based on independent engineering evaluation as at January 1, 2004 adjusted for production to September 30, 2004

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


                       CNG TRUST - STANDALONE ASSET BASE


>>   CNG Trust focused on gas in west central Alberta

>>   Development focused on incremental gas zones


[GRAPHIC OF MAP OMITTED]

PRODUCTION
(Three months ended Sept. 30, 2004)
  Total (boe/d)                                       7,338
  % Gas                                                  74%

RESERVES (1)
  Proved (MMboe)                                       17.1
  P+P (MMboe)                                          21.7

UNDEVELOPED LAND
  Net acres                                          48,000

OPERATORSHIP                                            ~73%

Note 1: Company Working Interest Reserves based on independent engineering evaluation as at January 1, 2004 adjusted for production to September 30, 2004

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------

[GRAPHIC OF MAP OMITTED]


Q3 2004 COMBINED PRODUCTION

Oil & NGL                        11,852 bbs/d
GAS                              65,165 mcf/d
---------------------------------------------
Total                            22,713 boe/d

AREA SPLIT
SE Alberta and Sask.              6,100 boepd
East Central Alberta              6,900 boepd
West Central Alberta              6,500 boepd
Northern Alberta                  3,200 boepd
                                -------
                                 22,700 boepd
                                -------

UNDEVELOPED LAND                204,500 acres


2005 PLANNED CAPITAL DEVELOPMENT
   $60  Million


RESERVES ADJUSTED TO SEPT 2004
  Proved                           60.3 mmboe
  Proved + Probable                76.7 mmboe
  Res Life Index                    9.3 years

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------

[GRAPHIC OF MAP OMITTED]


EAST CENTRAL ALBERTA

Q3 2004 PRODUCTION              6,900 boepd

2005 CAPITAL PLAN               $20 million

DEVELOPMENT OPPORTUNITIES

o    Horizontal infill program at Bellshill

o    Facility optimization at Bellshill

o    Step out / infill drilling program at Bashaw

o    Infill drilling program in Dina pools at Neutral Hills and Provost

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]


                                 BELLSHILL LAKE

                                o 2004 Locations

                                   FORMATION
                              Ellerslie Sandstone

                                  OIL GRAVITY
                                     27 API

                                      OOIP
                                 187 MM barrels

                                RECOVERY TO DATE
                                 96 MM barrels

                               EXPECTED RECOVERY
                                 112 MM barrels

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]


WEST CENTRAL ALBERTA

Production                 6,500 boepd

2005 Capital Plan          $27 million


DEVELOPMENT OPPORTUNITIES

o    Horizontal/vertical infill drilling program at Markerville

o    Edmonton sands drilling program at Sylvan Lake and Markerville

o    Delineation and infill drilling at Alexis

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]


                                MARKERVILLE AREA

                                   FORMATION
                                 Pekisko Sands

                             SWEET LIQUIDS RICH GAS

                              P+P RESERVES 4.2 BCF
                               2 mmcf/d per well

                                FUTURE ACTIVITY
                                   3D Seismic
                             Potential for 11 wells
                             $2.3 million per well

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


STRATEGIC ALLIANCE WITH ANDERSON ENERGY LTD.

>>   Land position - 109,913 developed/undeveloped acres

>>   A CNG Trust risk management initiative
     >>   Anderson commitments $15 to $20 million
     >>   Anderson earns 50% interest in land position
     >>   CNG Trust has "back-in" right at completion of drilling
     >>   Anderson and CNG Trust share tie-in costs 50% each

>>   Projected Results of Strategic Alliance to end of 2004
     >>   Capital spending approximately $15 million
     >>   Incremental CNG Trust production - approximately 1,000 boe/d

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


                               RELATIVE OWNERSHIP

                                                               COMBINED
                                CXT.UN          VKR.UN          TRUST

INSTITUTIONAL INVESTORS           30%             20%             23%

RETAIL INVESTORS

        CANADIAN                  35%             62%             53%

        FOREIGN                   10%             18%             16%

PRIME WEST ENERGY                 25%              -%              8%

                                 100%            100%            100%

PRIMEWEST ENERGY TRUST
  Letter outlining the basis on which it will support the supposed transaction

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


VIKING'S MANAGEMENT TEAM
------------------------

>>   John Zahary, President and CEO

>>   Robert Fotheringham, Vice President, Finance and CFO

>>   Rob Morgan, Vice President, Operations and Corporate Development


VIKING'S LONG TERM STRATEGIES
-----------------------------

>>   Operation Strategies
     >>   Efficient operations with focus on exploitation

>>   Financial Strategies
     >>   Stable distributions with balance sheet strength

>>   Acquisition Strategies
     >>   Properties within core area focus with upside

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


                                     SUMMARY


>>   Asset base with light oil and sweet natural gas focus

>>   Significant operational and development upside

>>   Balance sheet strength thru the commodity price cycle

>>   Appreciation potential with yield compression

>>   Well positioned to provide a stable level of distributions

>>   Strengthened & committed management team

--------------------------------------------------------------------------------
   [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]
[LOGO VIKING ENERGY TRUST                   [LOGO CALPINE NATURAL GAS TRUST]
--------------------------------------------------------------------------------


                           VIKING ENERGY ROYALTY TRUST

                                CALGARY, ALBERTA

                                 (403) 268-3175

                            TOLL FREE: (877) 292-2527

                             VikingIn@viking-roy.cm

                              www.vikingenergy.com

                                  VKR.UN - TSX